

September 19, 2022

Jonathan S. Halkyard
Chief Financial Officer
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, NV 89109

      Re: MGM Resorts International
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed February 25, 2022
           Form 8-K Filed August 3, 2022
           File No. 001-10362

Dear Jonathan S. Halkyard:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed August 3, 2022

Exhibit 99.1
Second Quarter 2022 Financial Highlights
Consolidated Results, page 2

1.   We note your disclosure that adjusted EBITDAR information is a valuation metric and should not be used as an operating metric. We further note your presentation of Adjusted EBITDAR margin. Please tell us what consideration you gave to your inclusion of this margin resulting in Adjusted EBITDAR also being viewed a measure of your operating performance.

Adjusted Diluted Earnings Per Share, page 3

2.   We note your adjustment for loss (gain) related to equity investments to arrive at adjusted diluted earnings per share. Please tell us the nature of this adjustment and how it is derived.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick, Assistant Chief Accountant at (202) 551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction